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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                              Commission file number 333-42293
                                                                     ---------


[x]    Form 10-K and Form 10KSB            [ ] Form 11-K

[ ]    Form 20-F         [ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

For period ended December 31, 1999

[ ]    Transition Report on Form 10-K and Form 10-KSB

[ ]    Transition Report on Form 20-F

[ ]    Transition Report on Form 11-K

[ ]    Transition Report on Form 10-Q and Form 10-QSB

[ ]    Transition Report on Form N-SAR

For transition period ended
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         Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable





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                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:  Crescent Real Estate Equities Limited Partnership
                          ----------------------------------------------------

Former name if applicable:
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Address of principal executive office (Street and number):  777 Main Street, Suite 2100
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City, State, Zip Code: Fort Worth, Texas, 76102
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                                     PART II

                             RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         On March 28, 2000, a tornado accompanied by a series of severe thunderstorms touched down in downtown Fort Worth, Texas, where the Company's principal executive offices are located. The storm caused significant damage to several downtown buildings, including the building where the Company's principal executive offices are located. The downtown Fort Worth area remained closed on March 29 and 30, 2000 because of the risk of falling glass from high-rise buildings and to allow emergency officials to assess the damage. It is unclear at this time when the downtown Fort Worth area or the Company's principal executive offices will be reopened.

         For the reasons set forth above, the Company cannot timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 1999 without unreasonable effort or expense. The registrant will file its Form 10-K no later than the fifteenth day after the prescribed due date of the Form 10-K.




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                                     PART IV

                                OTHER INFORMATION


(1)      Name and telephone of person to contact in regard to this notification.

                  Edmund D. Graff            (202) 663-8000
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                     (Name)         (Area Code) (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X] Yes  [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [ ] Yes  [X]  No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                CRESCENT REAL ESTATE EQUITIES LIMITED PARTNERSHIP
           ---------------------------------------------------------

                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30, 2000               By:  /s/ David M. Dean
                                       ---------------------------------------
                                   Name:    David M. Dean
                                   Title:   Senior Vice President,
                                            Law and Administration




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